

Mail Stop 4561

September 16, 2016

Ken Goldman
Chief Financial Officer
Yahoo! Inc.
701 First Avenue
Sunnyvale, CA 94089

      Re: Yahoo! Inc.
             Form 10-K for the Year Ended December 31, 2015
             Filed February 29, 2016
             File No. 000-28018

Dear Mr. Goldman:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                         Sincerely,

                         /s/ Kathleen Collins

                         Kathleen Collins,
                         Accounting Branch Chief
                         Office of Information Technologies
                         and Services

cc: Rob Plesnarski, Esq.
        O'Melveny & Myers, LLP